(h)(5)(i)

AMENDED AND RESTATED SCHEDULE A

with respect to the

AMENDED AND RESTATED SHAREHOLDER SERVICE PLAN

for

ING MUTUAL FUNDS

CLASS Q SHARES

Fund	Maximum Service Fee
(as a percentage of average daily net assets)
ING Emerging Countries Fund	0.25%

ING Foreign Fund	0.25%

ING International SmallCap Multi-Manager Fund	0.25%

ING Global Value Choice Fund	0.25%